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                       [ARTISTIC DIRECT LETTERHEAD]

                       P R E S S  R E L E A S E
                       ------------------------

         ARTISTIC DIRECT AND ARTISTIC GREETINGS ANNOUNCE
                CHANGES IN OWNERSHIP STRUCTURE


     Elmira, New York, May 11, 1998 - Artistic Greetings Incorporated ("Artistic") (NASDAQ: ARTG) and Artistic Direct Incorporated ("ADI") announced today a change in the ownership structure of ADI in connection with its purchase of the non-check assets of Artistic.

     The original ownership structure of ADI was expected to include
Thomas C. Wyckoff, the CEO and President of ADI and Raymond A. Mahar, Jr., the President and owner of Empire Label, Inc., an Elmira-based label conversion manufacturer. Messrs. Wyckoff and Mahar have mutually determined it best that Mr. Mahar not invest in ADI. Mr. Mahar's prospective investment of $500,000 has been replaced by a $250,000 increase in Mr. Wyckoff's cash equity contribution and a $250,000 increase in a subordinated note of MDC to ADI. Mr. Wyckoff will be the sole stockholder of ADI. In connection with the foregoing, AGI and ADI have entered into an amendment to the Asset Purchase Agreement providing for the increased promissory note amount. MDC has approved this amendment pursuant to the terms of the Merger Agreement.

     The party which contacted the Special Committee on April 9 regarding a possible proposal to acquire the P&C Business has subsequently informed the Special Committee that it will not make a proposal.

     The Special Meeting of Artistic's stockholders is scheduled to take place at 10:00 a.m., May 18, 1998 at LeParker Meridien, 118 West 57th Street, New York, New York, 10019. It is expected that the Transaction will be consummated and closed shortly thereafter.